                                                               Exhibit (d)(xi) -
                                                     Memorandum of Understanding


                           MEMORANDUM OF UNDERSTANDING

         The undersigned parties to the action captioned In re Ugly Duckling Corporation Shareholders Derivative and Class Litigation, Consol. C.A. No. 18746-NC (the "Action"), now pending in the Court of Chancery of the State of Delaware, by their respective attorneys, have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth below.

                                 W H E R E A S:

         On March 20, 2001, a putative shareholder of Ugly Duckling Corporation ("Ugly Duckling" or the "Company") filed a derivative complaint, purportedly on behalf of the Company, in the Court of Chancery for the State of Delaware captioned Berger v. Garcia et. al., C.A. No. 18746-NC (the "Berger Complaint"). The Complaint sought relief against all of the members of the Ugly Duckling board of directors (the "Board"): Ernest C. Garcia, II ("Garcia"), Gregory B. Sullivan ("Sullivan"), John N. MacDonough, Christopher D. Jennings and Frank P. Willey; and Verde Investments, Inc. ("Verde"), a shareholder of Ugly Duckling and alleged alter ego of Garcia. It alleged that the Board, aided and abetted by Verde, breached fiduciary duties owed to Ugly Duckling and its shareholders in connection with certain transactions between the Company, on the one hand, and its Chairman and majority shareholder, Garcia, and various entities controlled by Garcia, on the other hand. The Complaint sought to void the challenged transactions and recover compensatory damages for the Company.

         On or about April 16, 2001, Garcia offered to acquire, through a merger, all outstanding shares of the Company that Garcia did not already own for a price of $7.00 per

                                                                              2.


share, consisting of a cash payment of $2.00 per share and a debenture of the Company with a par value of $5.00 (the "Proposal").

                  On April 17, 2001, the Berger Complaint was amended to add a class action claim on behalf of all persons who owned Ugly Duckling common stock and their successors in interest, except the defendants (and individuals and entities affiliated with the defendants). Specifically, this class action claim challenged the Proposal and the Board's reaction to it as a breach of fiduciary duty. It sought to enjoin the Company from proceeding with the Proposal or, in the alternative, sought compensatory damages for the minority shareholders.

         Simultaneously, five additional class actions were filed in the Court of Chancery of the State of Delaware: Thomas Turberg v. Ugly Duckling Corp. et al., C.A. No. 18828-NC; Joe Brecher v. Ugly Duckling, Corp. et al., C.A. No. 18829-NC; Darren Suprina v. Ugly Duckling Corporation, et al., C.A. No. 18830-NC; Bryan Benton v. Ugly Duckling Corp. et al., C.A. No. 18838-NC; and Don Hankey Living Trust, Don R. Hankey, Trustee v. Ugly Duckling Corporation et al., C.A. No. 18843-NC. Each of these lawsuits alleged that the Company and its directors breached fiduciary duties in connection with the Proposal.

         On June 5, 2001, the court signed an order (the "Consolidation Order") consolidating the six actions into a single action with both class and derivative claims ("Consolidated Action"). The Consolidation Order appointed the law firms of Abraham & Paskowitz and Wolf Popper LLP as plaintiffs' co-lead counsel for the derivative claims, and the law firms of Milberg Weiss Bershad Hynes & Lerach LLP and Wolf Popper LLP as plaintiffs' co-lead counsel for the class claims (collectively, "Plaintiffs' Co-Lead Counsel").

                  Thereafter, defendants provided plaintiffs, subject to a confidentiality agreement and in furtherance of settlement discussions, confidential financial information of Ugly Duckling

                                                                              3.


and a confidential computer program designed to assist in evaluation of the Company's performance. Plaintiffs and their financial advisor reviewed these materials as well as publicly available documents relating to the value of the Company.

         On or about September 24, 2001, Garcia withdrew the Proposal. He cited the terrorist attacks of September 11, 2001, and the resulting economic uncertainty. The Consolidated Action remained pending.

         On November 16, 2001, Garcia announced that he intended to initiate a tender offer to purchase the outstanding shares of the Company that he did not already own for $2.51 in cash (the "Tender Offer").

         Promptly thereafter, plaintiffs amended the complaint in the Consolidated Action (the "Amended Complaint"). The Amended Complaint realleged the derivative claims asserted in the Berger Complaint. The Amended Complaint updated and replaced the class claims directed at the Proposal with class claims challenging the Tender Offer. Specifically, it alleged that Garcia, as majority shareholder, breached his fiduciary duties to Ugly Duckling's minority shareholders by attempting to eliminate their interests for unfair and inadequate consideration. The Amended Complaint further alleged that the director defendants breached their fiduciary duties by providing substantial assistance in this plan and scheme. Finally, it claimed that defendant Verde aided and abetted this breach of duty. The Amended Complaint sought to enjoin the Tender Offer, void the transactions challenged in the derivative claims and recover compensatory damages on behalf of both the purported class and the Company.

         On November 26, 2001, Garcia mailed his offer to purchase to shareholders. In response to the Tender Offer, the Board created a special committee comprised of four individuals. None of the directors on the special transaction committee (the "Special

                                                                              4.


Committee") are employees of Ugly Duckling or any entity controlled by Garcia. Two of these individuals took office after plaintiffs filed the Berger Complaint. The Special Committee retained the firm of U.S. Bancorp Piper Jaffray and the law firms of Quarles & Brady Streich Lang and Richards, Layton & Finger to serve as its financial and legal advisors.

         On November 27, 2001, Garcia and his legal advisors met with Plaintiffs' Co-Lead Counsel to discuss resolution of the Consolidated Action. The parties bargained at arm's length and, on November 29, 2001, after numerous discussions, reached an agreement in principle to settle the Action, subject to certain conditions (the "Settlement"), including, inter alia, an increase in the Tender Offer price to $3.53 per share.

         In accordance with his discussions and agreements with Plaintiffs' Co-Lead Counsel, Garcia approached the Special Committee for their review and to obtain their approval of a definitive, binding agreement that would (1) increase the Tender Offer to $3.53 per share and (2) provide for a merger after the Tender Offer, under certain conditions, between the Company and an entity owned by Garcia and Sullivan ("Acquisition Corp.") where the remaining shareholders would receive $3.53 per share. As agreed with plaintiffs' counsel, Garcia offered to undertake the second-step merger only if a majority of the minority shareholders of the Company, in the aggregate, either tender into the Amended Tender Offer and/or (if Acquisition Corp. does not own 90% or more of the shares after the Amended Tender Offer) vote in favor of a merger.

         The Special Committee has evaluated Garcia's offer of $3.53 per share, including discussions with Plaintiffs' Co-Lead Counsel and financial advisor, and has determined that $3.53 is fair to the minority shareholders of Ugly Duckling from a financial point of view for reasons that will be set forth in a
Schedule 14d-9.

                                                                              5.


         Each defendant vigorously disputes the claims in the Action and continues to deny having committed or having aided or abetted the commission of any violation of law or breach of duty, including breach of any duty to Ugly Duckling or Ugly Duckling's shareholders or otherwise having acted in any improper manner. Defendants have concluded, however, that it is desirable that the claims against them be compromised and settled based on the burden, expense and risk attendant to the continued litigation of the Consolidated Action.

         The parties having reached an agreement in principle providing for the settlement of the Consolidated Action on the following terms:

         NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, by and among the parties hereto:

         1. Garcia and Sullivan will enter into an agreement with the Company that requires an amendment to the Tender Offer (the "Amended Tender Offer") followed by second-step merger (the "Merger," and together with the Amended Tender Offer, the "Transaction") according to the terms and conditions outlined on the term sheet attached hereto as Exhibit A.

         2. Garcia acknowledges that the pendency of the Action, the efforts of Plaintiffs' Co-Lead Counsel and the negotiations with Plaintiffs' Co-Lead Counsel were the principal factors that contributed to his decision to change the structure of the Transaction, including, inter alia:

                  a. the increase in the consideration offered to minority shareholders from $2.51 to $3.53 per share (a portion of which, but not all of which, is attributable to plaintiffs' derivative claims);

                                                                              6.


                  b. the procedural protection afforded by the change from a unilateral tender offer to a tender offer followed by second-step merger recommended by an appropriate special committee of the Board; and

                  c. the additional procedural protection afforded by the condition that the Transaction be approved by a majority of the outstanding Ugly Duckling shareholders, excluding all shares owned by Garcia, Sullivan and their affiliates, whether represented by an affirmative tender or vote.

         3. Defendants acknowledge that the pendency of the actions contributed to the decision to expand the size of the Ugly Duckling Board to include two more independent directors.

         4. Defendants agree to provide plaintiffs' counsel with an opportunity to review and comment on the draft proxy documents prepared in connection with the Transaction to ensure that materially complete and accurate disclosures are made to the Class.

         5. Plaintiffs' Co-Lead Counsel intend to apply to the Court for an award of attorneys' fees and reasonable expenses. Plaintiffs' Co-Lead Counsel agree that any application to the Court for an award of attorneys' fees and expenses will not exceed a total of $1,050,000, consisting of up to $1,000,000 in fees and up to $50,000 in expenses. Defendants agree that they will not oppose such an application in connection with the Settlement, and any amounts awarded by the Court within the parameters described above will be paid by the Company, or its successor in interest, on behalf of all defendants to Plaintiffs' Co-Lead Counsel, according to instructions provided to the Company by Plaintiffs' Co-Lead Counsel, on behalf of all plaintiffs' counsel within five
(5) days of the date the Transaction is Consummated (defined as the date whereon a certificate of merger is filed with the appropriate authority). Payment of any fees and expenses

                                                                              7.


awarded by the Court to Plaintiffs' Co-Lead Counsel will be in addition to the $3.53 per share shareholders will receive in the Transaction. Plaintiffs' counsel further agree that, in the event the Transaction is not Consummated for any reason, they will not apply to the Court for, not demand payment of and/or relinquish all rights to an award of attorneys' fees or expenses related to the Amended Tender Offer, any other aspect of the Transaction, or any class action claims that are currently pending.

         6. Ugly Duckling will bear the cost of notice to the class members under Rule 23 and/or shareholders under Rule 23.1 in connection with the Settlement of the Action and the settlement hearing, irrespective of the results of the hearing.

         7. The parties will attempt in good faith to agree upon and to execute an appropriate stipulation of settlement (the "Stipulation") and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Action upon the terms set forth in this Memorandum of Understanding. The parties agree to use their best efforts to agree upon and execute the Stipulation no later than 10 business days following the completion of Confirmatory Discovery (as defined below). The Stipulation will expressly provide, inter alia, (i) for certification, pursuant to Court of Chancery Rules 23(b)(1) and (2), of a class consisting of all persons (other than defendants, members of the immediate families of the individual defendants, any entity in which any of the defendants has a direct or indirect controlling interest, and the officers, directors, employees, affiliates, legal representatives, heirs, predecessors, successors and assigns of any excluded person or entity and all other released persons) who owned stock of the Company at any time from November 16, 2001 until and including the closing of the Transaction, and their successors in interest and transferees, immediate and remote, (the "Class"); (ii) for entry of a judgment dismissing the

                                                                              8.


Action with prejudice and without costs to any party except as set forth in paragraphs 5 and 6 above; (iii) for a complete release and settlement of all claims of the Class or on behalf of the Company, whether asserted directly, derivatively, representatively or in any other capacity, against any of the defendants and the Company, or any of their past, present or future officers, directors, employees, agents, attorneys, financial or investment advisors, commercial bank lenders, investment bankers, insurance providers, consultants, accountants, representatives, affiliates, associates, parents, subsidiaries, general and limited partners or partnerships, families, heirs, executors, trustees, personal representatives, estates or administrators, successors and assigns, whether known or unknown and whether arising under federal, state or any other law (including, without limitation, federal or any state's securities laws), in connection with, that arise out of the subject matter of, or that relate directly or indirectly to, the Consolidated Action or any of the transactions related thereto (including without limitation, the transactions challenged in the derivative claims, the Proposal, the Tender Offer, the Amended Tender Offer, the Merger and the Transaction), the negotiation and consideration of any of the foregoing transactions, all documents filed by the defendants with the Securities and Exchange Commission and the fiduciary or disclosure obligations of any of the defendants (or persons to be released) with respect to any of the foregoing transactions (collectively, the "Settled Claims"); provided however, that the claims to be released shall not include the right of any member of the proposed Class or any of the defendants to enforce the terms of the Settlement or any statutory appraisal rights; (iv) that each of the defendants has denied and continues to deny having committed or aided or abetted the commission of any violations of law or breaches of any duty of any kind; (v) that the defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and it is in the best

                                                                              9.


interest of Ugly Duckling and its shareholders; and (vi) that subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Stipulation should be approved, that plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively, or in any other capacity, against any persons released.

         8. Consummation of the Settlement is subject to satisfactory completion of the discovery set forth in paragraph 11, the drafting and execution of an appropriate Stipulation and such other documentation as may be required ("Settlement Documents"), satisfaction of any other conditions set forth herein, Final Court Approval of the Settlement and dismissal of the Action with prejudice, with each party to bear its own costs (except for the costs set forth in paragraphs 5 and 6 above). As used herein, "Final Court Approval" of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is not longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired.

         9. The obligation of Garcia, Sullivan and Acquisition Corp. to close the Merger is conditioned upon Final Court Approval of the Settlement and the dismissal of the Action with prejudice.

         10. Subject to prior Court approval of the form of the Settlement Documents, the parties to the Action will present the Settlement to the Court for hearing and approval as soon as practicable following appropriate notice to the class members and shareholders and will use their best efforts to obtain expeditiously Final Court Approval of the Settlement and the dismissal of the Action with prejudice.

                                                                             10.


         11. The Settlement shall be conditioned upon the satisfactory completion of discovery by Plaintiffs' Co-Lead Counsel that Plaintiffs' Co-Lead Counsel believe is reasonably necessary to confirm the fairness, adequacy and reasonableness of the proposed settlement, including documentary discovery and the depositions of the chairman of the Special Committee, U.S. Bancorp Piper Jaffray, and Garcia ("Confirmatory Discovery"). The Defendants agree to use their best efforts to provide Plaintiffs' Co-Lead Counsel with documents within 10 days, and the parties agree to use their best efforts to complete Confirmatory Discovery within 30 days, of the signing of this Memorandum of Understanding. Plaintiffs reserve the right to withdraw from the Settlement if, as a result of the Confirmatory Discovery, Plaintiffs' Co-Lead Counsel reasonably determines that the terms of the Settlement are not fair and reasonable.

         12. The Settlement will not be binding upon any party until an appropriate Stipulation and all other Settlement Documents have been signed, Final Court Approval of the Settlement, permanent certification of the Class, the dismissal of the Action with prejudice has been obtained and the Transaction is Consummated. This Memorandum of Understanding shall be null and void and of no force and effect (except as to the obligations of Ugly Duckling to pay the costs of disseminating notice) should any of these conditions not be met and, in that event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, or to constitute an admission of fact by any party, shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Consolidated Action or in any litigation or judicial proceeding. If the Settlement

                                                                             11.


does not receive Final Court Approval, the parties shall revert to their respective litigation positions as if this Memorandum of Understanding never existed.

         13. The parties to the Consolidated Action agree that except as expressly provided herein, the Action shall be stayed pending submission of the proposed Settlement to the Court for its consideration. Plaintiffs' counsel agree that all defendants' time to answer or otherwise respond to the Amended Complaint or any discovery requests (other than requests relating to confirmatory discovery) is extended indefinitely.

         14. This Memorandum of Understanding, and all rights and powers granted hereby, will bind and inure to the benefit of the parties hereto and their respective agents, executors, heirs, successors and assigns.

         15. This Memorandum of Understanding shall be governed by, and construed in accordance with, the laws of the State of Delaware, exclusive of choice of law provisions.

         16. Each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his respective client(s) to do so.

         17. This Memorandum of Understanding may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument. Signed signature pages of this Memorandum of Understanding may be delivered by facsimile transmission which will constitute complete delivery without any necessity for delivery of originally signed signature pages in order for this to constitute a binding agreement.

                                                                             12.


                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                                /s/ Norman M. Monhait
                              --------------------------------------------
                              Norman M. Monhait
                              Suite 1401, Mellon Bank Center
                              919 N. Market Street
                              P.O. Box 1070
                              Wilmington, DE  19899
                              (302) 656-4433
                                 Plaintiffs' Delaware Liaison Counsel



                              MORRIS, NICHOLS, ARSHT & TUNNELL



                                 /s/ R. Judson Scaggs, Jr.
                              --------------------------------------------
                              R. Judson Scaggs, Jr.
                              Jessica Zeldin
                              Megan E. Ward
                              1201 N. Market Street
                              P.O. Box 1347
                              Wilmington, DE  19899
                              (302) 658-9200
                                 Attorneys for Defendants Ernest C. Garcia, II, Verde Investments, Inc. and Gregory B. Sullivan



                              RICHARDS, LAYTON & FINGER



                                /s/  Charles F. Richards, Jr.
                              --------------------------------------------
                              Charles F. Richards, Jr.
                              Srinivas M. Raju
                              J. Travis Laster
                              One Rodney Square
                              P.O. Box 551
                              Wilmington, DE  19899
                              (302) 658-6541
                                 Attorneys for Defendants John N. MacDonough,
                                 Christopher D. Jennings and Frank P. Willey

                                                                             13.


                              ASHBY & GEDDES



                               /s/ Stephen E. Jenkins
                              --------------------------------------------
                              Stephen E. Jenkins
                              Richard I. G. Jones, Jr.
                              222 Delaware Avenue
                              P.O. Box 1150
                              Wilmington, DE  19899
                              (302) 654-1888
                                Attorney for Defendant Ugly Duckling Corp.

Dated:  December 9, 2001

                                                                             14.


                                    EXHIBIT A

          PRINCIPAL TERMS OF THE AMENDED TENDER AND MERGER TRANSACTION

                                DECEMBER 7, 2001

The material terms of the proposed acquisition by Ernest C. Garcia II of the approximately 4.8 million outstanding shares of common stock ("UDC Shares") of Ugly Duckling Corporation ("UDC") not currently owned by Mr. Garcia are as follows:

Amended Tender:                Amend the pending tender offer to increase the tender price from $2.51/UDC Share to
                               $3.53/UDC Share and to replace Mr. Garcia with a to be formed entity ("Acquisition
                               Corp.") as the tendering party (the "Amended Tender").   Acquisition Corp. will be
                               owned by a to be formed entity ("Acquisition Holding Corp.").  Acquisition Holding
                               Corp. will be owned by Mr. Garcia and by Gregory B.  Sullivan.  The Amended Tender
                               will be for a term of not less than 20 business days.

Merger:                        As soon as possible after completion of the Amended Tender, UDC will merge with
                               Acquisition Corp. in a merger transaction in which UDC will be the surviving entity
                               (the "Merger").  If Acquisition Corp. acquires at least 90% of all outstanding UDC
                               Shares in the Amended Tender; then the Merger will be completed as a "short-form"
                               filing with the State of Delaware and without any vote or consent by holders of UDC
                               Shares.  Upon completion of the Merger, UDC will be a wholly owned subsidiary of
                               Acquisition Holding Corp. It is anticipated that UDC will continue its current business after the Merger.

UDC Shares:                    Pursuant to the Amended Tender and the Merger, the holders of all UDC Shares not held by Mr. Garcia, Mr. Sullivan or their affiliates will receive $3.53 per UDC Share, paid entirely in cash (the "Tender/Merger Price").  The shares of common stock of UDC held by Mr. Garcia, Mr. Sullivan and their affiliates will be contributed  to
                               Acquisition Holding Corp. or otherwise cancelled.

Acquisition Debt:              Acquisition Corp. will  pay the total Tender/Merger Price of approximately $17 million payable to the holders of UDC Shares in the Amended Tender and Merger with funds contributed to Acquisition Corp. by its parent - Acquisition Holding Corp.
                               Acquisition Holding Corp. will fund the $17 million contribution to Acquisition Corp.
                               with  a loan from Mr. Garcia or an affiliate of Mr. Garcia (the "Acquisition Debt").
                               The Acquisition Debt will NOT be assumed by UDC in the Merger.
Conditions:                    The Amended Tender and/or the Merger are subject to satisfaction of the following conditions:

                                       -        Recommendation of the Amended Tender by the Board of Directors of UDC
                                                and by an appropriate special transaction committee of the Board. DONE

                                                                             15.


                                       -        Approval of the Merger by the Board of Directors of UDC and by an
                                                appropriate special transaction committee of the Board.

                                       -        Receipt of a fairness opinion satisfactory to the Board of Directors of
                                                UDC and by an appropriate special transaction committee of the Board.

                                       -        Approval of the Merger by the holders of a majority of the outstanding
                                                UDC Shares, excluding all UDC Shares owned by Mr. Garcia, Mr. Sullivan and their affiliates, by either tendering of UDC Shares or voting for the Merger. If the holders of 5% or more of the outstanding shares of
                                                UDC exercise statutory appraisal rights, Acquisition Corp. may elect to terminate the Merger.

                                       -        Approval of the Merger by all creditors of UDC that may have a right to object to the Merger, or other persons whose consent may be required.

                                       -        Approval of the Merger by all applicable governmental agencies and compliance with applicable securities laws.

                                       -        Settlement and dismissal of all litigation now pending or filed hereafter in connection with the transaction, on terms mutually acceptable to UDC and Acquisition Corp.

                                       -        No material adverse change in the business or financial condition of
                                                UDC, the economy, the public equity markets or Mr. Garcia's financial condition; and Mr. Garcia's receipt of a review acceptable to Mr.
                                                Garcia of the income tax consequences to Mr. Garcia of the transaction.

Disclosure:                    The parties will not issue any press release or
                               other disclosure relating to the proposed
                               transaction without the prior approval of the
                               other, which shall not be unreasonably withheld
                               or delayed, unless such disclosure is required by
                               applicable securities laws (in which event prior
                               notice of the contents of the proposed disclosure
                               shall be furnished).

Documentation:                 The parties will use good faith efforts to
                               prepare and execute mutually acceptable merger
                               documents and neither party shall have any
                               legally binding obligation to complete the
                               proposed transaction unless and until mutually
                               acceptable merger documents are executed.